0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2011
Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Water, through the Vennsys consortium, is awarded the contract to manage Thames Water’s metering services

Paris, 2 February 2011 - Thames Water has awarded Vennsys Limited, a consortium led by Veolia Water UK, to manage all its metering services which include meter installation, meter reading and the implementation of automatic meter reading by radio communication.

This 10-year (January 2011 to March 2020) contract awarded to Vennsys represents a total estimated revenue of around £240 million (€280 million euros).

Vennsys will employ more than 200 people and is a joint-venture between Veolia Water’s UK subsidiary Veolia Water UK (51%), H2O Water Services (34%) and Mace (15%).

This contract is part of Veolia Water’s continued strategy of growth in the United Kingdom, based on sustainable development and the use of the best technological innovations to protect natural resources.

Twenty-eight per cent of the 3.3 million properties supplied by Thames Water in the London region currently have meters. The company aims to increase this to 60% by 2020, with approximately 100,000 meters installed per year.

Jean-Michel Herrewyn, CEO of Veolia Water said: “Veolia Water is delighted to be part of the Vennsys joint-venture and I am confident that Vennsys will provide an exceptional metering service to customers on behalf of Thames Water”.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 95,789 employees in 66 countries, Veolia Water provides water service to 78 million people and wastewater service to 53 million. Its 2009 revenue amounted to €12.5 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With approximately 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Marie-Claire Camus Tel. + 33 (0)1 71 75 06 08 marie-claire.camus@veolia.com	Nathalie de Lataillade Tel. + 33 (0) 1 71 75 19 28 nathalie.de-lataillade@veolia.com	Stéphane Galfré Tel. + 33 (0) 1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 02, 2011

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary